Exhibit 21
Subsidiaries of the Parent Company
As of December 31, 2019

The following bank subsidiaries are national banks and are organized under the laws of the United States:
Associated Bank, National Association
Associated Trust Company, National Association

The following nonbank subsidiary is organized under the laws of the State of Nevada:
Associated Investment Corp.

The following nonbank subsidiaries are organized under the laws of the State of Wisconsin:
ACD Germania, LLC
Associated Community Development, LLC
Associated Financial Group, LLC
Associated Investments Inc.
Associated Investment Services, Inc.
Associated Wisconsin Real Estate Corp.
Kellogg Asset Management, LLC
Milwaukee Center Management, LLC

The following nonbank subsidiaries are organized under the laws of the State of Illinois:
Associated Acquisition Corp.
Whitnell & Co.

The following nonbank subsidiaries are organized under the laws of the State of Michigan:
GL-Mercantile Milwaukee, LLC